                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -----------------------------


                                 SCHEDULE 14D-9

                               (Amendment No. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         -----------------------------


                                E-SYSTEMS, INC.
                           (Name of Subject Company)

                                E-SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                  269157 30 1
                     (CUSIP Number of Class of Securities)

                           Michael C. Eberhardt, Esq.
                           Vice President, Secretary
                              and General Counsel
                                6250 LBJ Freeway
                                P.O. Box 660248
                            Dallas, Texas 75266-0248
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

                                With a Copy to:

                           Peter Allan Atkins,  Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 735-3000

================================================================================

                              (Page 1 of 5 Pages)
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          This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated April 3, 1995 (the "Schedule 14D-9"), of E-Systems, Inc., a Delaware corporation (the "Company"), filed in connection with the Offer as set forth in the Schedule 14D-
9.  Capitalized terms used herein shall have the definitions set forth in the
Schedule 14D-9 unless otherwise provided herein.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

            (e) Litigation

            On April 3, 1995, five suits were filed, and on April 4, 1995, three additional suits were filed, in the Court of Chancery in Delaware by alleged stockholders of the Company against the Company, the members of the Company's Board and Parent. Each of these suits was filed as a purported class action on behalf of all stockholders of the Company except the defendants and their affiliates. Each of the complaints is virtually identical in its allegations, which include, among other things, that various of the defendants have breached their fiduciary duties to plaintiffs in connection with the Offer and the Merger by (a) failing to adequately explore all alternatives available to the Company's stockholders (including soliciting other possible bids for the Company, conducting an active market check to determine the Company's worth as a takeover candidate or negotiating with any other interested third party), (b) undervaluing the Company by ignoring the full value of its assets and future prospects, (c) putting their own interests before those of stockholders and (d) denying stockholders the opportunity to share in the true value of the Company, including the Company's future growth. The complaints further allege that the intrinsic value of the Company's equity is materially greater than the consideration being offered to stockholders. Various of the complaints seek, among other things, (i) class certification, (ii) a declaratory judgment that the Offer and the Merger are unfair, unjust and inequitable to plaintiffs, (iii) a declaratory judgment that defendants have breached their fiduciary duties to plaintiffs, (iv) preliminary and permanent injunctive relief enjoining defendants from proceeding with or consummating the proposed Offer and Merger,
(v) a court order requiring the Company and the Board to undertake an appropriate valuation of the Company, to enhance the attractiveness of the Company as an acquisition candidate and to maximize shareholder value, (vi) rescission of the Merger if consummated and (vii) joint and several damages. Copies of the respective complaints are attached hereto as Exhibits 7 through 14, respectively, and are incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of each of the complaints.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit
        No.
     ---------


     Exhibit 7 Complaint in Leon Sarfan v. E-Systems, Inc. (C.A. No. 14171), filed in the Court of Chancery in Delaware on April 3, 1995.

     Exhibit 8 Complaint in Edith Citron v. Roland Haden (C.A. No. 14172), filed in the Court of Chancery in Delaware on April 3, 1995.

                              (Page 2 of 5 Pages)
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     Exhibit 9   Complaint in George R. Savani v. James A. Bitonli (C.A. No.
                 14174), filed in the Court of Chancery in Delaware on April 3, 1995.

     Exhibit 10 Complaint in Ruth Ellen Rosenfelder v. C. Roland Haden (C.A. No. 14175), filed in the Court of Chancery in Delaware on April 3, 1995.

     Exhibit 11 Complaint in Frederick Rand v. Lowell Lawson (C.A. No. 14176), filed in the Court of Chancery in Delaware on April 3, 1995.

     Exhibit 12 Complaint in Max Fecht v. A. Lowell Lawson (C.A. No. 14178), filed in the Court of Chancery in Delaware on April 4, 1995.

     Exhibit 13 Complaint in Moise Katz v. C. Roland Haden (C.A. No. 14180), filed in the Court of Chancery in Delaware on April 4, 1995.

     Exhibit 14 Complaint in Charlotte Heller v. C. Roland Haden (C.A. No. 14181), filed in the Court of Chancery in Delaware on April 4, 1995.

                              (Page 3 of 5 Pages)
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 1995



                            By    /s/ Michael C. Eberhardt
                                ----------------------------
                                Michael C. Eberhardt
                                Vice President, Secretary and
                                General Counsel

                              (Page 4 of 5 Pages)
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                               INDEX TO EXHIBITS

Exhibit No.                       Description
- -----------                       -----------

Exhibit 1 Agreement and Plan of Merger, dated as of April 2, 1995, by and among E-Systems, Inc., RTN Acquisition Corporation and Raytheon Company.*

Exhibit 2 Confidentiality Agreement, dated January 23, 1995, between E-Systems, Inc. and Raytheon Company.*

Exhibit 3 Press Release issued jointly by Raytheon Company and E-Systems, Inc., dated April 3, 1995.*

Exhibit 4       Letter to Stockholders of A. Lowell Lawson, dated April 3,
                1995.*

Exhibit 5       Opinion of CS First Boston Corporation, dated April 2, 1995.*

Exhibit 6       Opinion of Morgan Stanley & Co. Incorporated, dated April 2,
                1995.*

Exhibit 7 Complaint in Leon Sarfan v. E-Systems, Inc. (C.A. No. 14171), filed in the Court of Chancery in Delaware on April 3, 1995.

Exhibit 8 Complaint in Edith Citron v. Roland Haden (C.A. No. 14172), filed in the Court of Chancery in Delaware on April 3, 1995.

Exhibit 9 Complaint in George R. Savani v. James A. Bitonli (C.A. No. 14174), filed in the Court of Chancery in Delaware on April 3, 1995.

Exhibit 10 Complaint in Ruth Ellen Rosenfelder v. C. Roland Haden (C.A. No. 14175), filed in the Court of Chancery in Delaware on April 3, 1995.

Exhibit 11 Complaint in Frederick Rand v. Lowell Lawson (C.A. No. 14176), filed in the Court of Chancery in Delaware on April 3, 1995.

Exhibit 12 Complaint in Max Fecht v. A. Lowell Lawson (C.A. No. 14178), filed in the Court of Chancery in Delaware on April 4, 1995.

Exhibit 13 Complaint in Moise Katz v. C. Roland Haden (C.A. No. 14180), filed in the Court of Chancery in Delaware on April 4, 1995.

Exhibit 14 Complaint in Charlotte Heller v. C. Roland Haden (C.A. No. 14181), filed in the Court of Chancery in Delaware on April 4, 1995.

- ----------------
* Previously filed with the Schedule 14D-9.

                              (Page 5 of 5 Pages)